

80 años

LAN Airlines Memoria Anual | Annual Report 2009

Identificación de la Sociedad

Company Information

LAN AIRLINES S.A.
RUT 89.862.200-2

Oficinas Principales / Corporate Headquarters
Avenida Presidente Riesco 5711 Piso 20
Las Condes, Santiago, Chile
Tel: (56) (2) 565 2525
Fax: (56) (2) 565 8764

Base Mantenimiento/ Maintenance Base
Aeropuerto Arturo Merino Benitez
Santiago, Chile
Tel: (56) (2) 677 4500
Fax: (56) (2) 677 4505

Codigo de Bolsa / Trading Symbol
LAN- Bolsa de Comercio de Santiago / Santiago Stock Exchange
LFL- Bolsa de Valores de Nueva York / New York Stock Exchange

Antecedentes Financieros / Financial Information
Investor Relations
LAN Airlines S.A.
Avenida Presidente Riesco 5711 Piso 20
Las Condes, Santiago, Chile
Tel: (56) (2) 565 8785
Email: Investor.Relations@lan.com

Consultas de Accionistas / Investor Assistance
Depósito Central de Valores
Huérfanos 770, Piso 22
Santiago, Chile
Email: atencionaccionistas@dcv.cl
Tel: (56) (2) 393 9003
Fax: (56) (2) 393 9315

Banco Depositario / Depositary Bank
The Bank of New York Mellon
BNY Mellon Shareowner Services
PO Box 358516
Pittsburgh, PA 15252-8516
Tel: (Toll free) 1-888-269-2377
Tel: (International) 201-680-6825 (Non-U.S. Residents)
Email: shrrelations@bnymellon.com

Banco Custodio / Custodian Bank
Banco Santander
Jefe Departamento de Custodia
Tel: (56) (2) 320 3320
Fax: (56) (2) 320 3560

Auditores Independientes / Independent Auditors
PricewaterhouseCoopers
Avenida Andrés Bello 2711, Piso 5
Santiago, Chile
Tel: (56) (2) 940 0000

Sitio en Internet / Website
Información completa sobre LAN Airlines: www.lan.com
For information about LAN Airlines log on to www.lan.com

> LAN, 80 años volando juntos

80 years flying together

Foto Portada | Cover Picture
Dora Koeppen
Primera auxiliar de vuelo LanChile.
First Flight Attendant of Lan Chile.

Para muchos, **LAN** puede ser sólo una buena aerolínea...

...pero en **realidad**, somos mucho más.

historia innovación > futuro

80 años volando juntos

For most LAN may be just a good airline ...
but in reality we are much more.
History, Innovation, Future
80 years flying together


LAN







Contenido CD / CD Contents

Destacados Financial Highlights

Ingresos Totales*
Total Revenues*



2.092,9
2.506,4
3.056,0
3.524,9
4.283,2
US$
3.655,5
(millones/millions)
2004
2005
2006
2007
2008
2009

Resultado Operacional*
Operating Income*



172,1
141,6
302,6
413,4
619,8
US$
435,7
(millones/millions)
2004
2005
2006
2007
2008
2009

Utilidad Neta*
Net Income*



163,6
146,6
241,3
308,3
336,5
US$
231,1
(millones/millions)
2004
2005
2006
2007
2008
2009

* 2008 y 2009 de acuerdo a Normas Internacionales de Información Financiera, años anteriores bajo Principios Contables Generalmente Aceptados en Chile
* 2008 and 2009 under International Financial Reporting Standards, previous years under Generally Accepted Accounting Principles in Chile

Distribución de Ingresos
Revenue Breakdown


71,8%
24,5%
3,7%
Otros / Others
Carga / Cargo
Pasajeros / Passengers

Precio Acción y ADR 2009
Share and ADR Price 2009


USD$
CH$
18
16
14
12
10
8
6
10000
9000
8000
7000
6000
5000
4000
3000
Ene / Jan
Dic / Dec
Precio por acción / Share price
Precio por ADR / ADR price

Resumen Financiero
Financial Summary



Al 31 de diciembre / As of December 31 *	2005	2006	2007	2008	2009
En millones de USD / in USD millions					
Ingresos pasajeros / Passenger revenues	1.460,6	1.813,4	2.197,2	2.820,8	2.623,6
Ingresos carga / Cargo revenues	910,5	1.072,7	1.154,3	1.319,4	895,6
Otros ingresos / Other revenues	135,3	147,9	173,4	142,9	136,4
Ingresos total / Total revenues	2.506,4	3.034,0	3.524,9	4.283,2	3.655,5
EBITDAR / EBITDAR[1]	370,3	583,1	726,1	877,4	823,3
EBITDA / EBITDA[2]	222,1	425,4	567,2	947,9	739,6
Resultado operacional / Operating income	141,6	302,6	413,4	619,8	435,7
Utilidad neta del ejercicio / Net income	146,6	241,3	308,3	336,5	231,1
Utilidad neta por acción (USD) / Net income per common share (USD)	0,46	0,76	0,91	0,99	0,68
Total activos / Total assets	2.145,8	2.928,8	3.901,7	5.196,9	5.772,0
Total pasivos / Total liabilities	1.643,1	2.302,5	2.913,6	4.428,3	4.666,0
Interés minoritario / Minority interest	3,4	4,3	5,2	6,8	7,1
Total patrimonio / Total shareholder's equity	502,7	626,3	988,1	768,6	1.105,9
Total pasivos y patrimonio / Total liabilities and shareholders 'equity	2.145,8	2.928,8	3.901,7	5.196,9	5.772,0

Al 31 de diciembre / As of December 31 *	2005	2006	2007	2008	2009
Estadisticas operacionales / Operating statistics					
Sistema / System					
ATKs (millones / millions)	5.810,8	6.349,8	7.023,1	7.652,2	7.811,4
RTKs (millones / millions)	3.967,9	4.333,8	4.862,4	5.332,3	5.308,0
Factor de ocupación sistema / System load factor	68,3%	68,3%	69,2%	69,7%	68,0%
Factor de ocupación de equilibrio / Break-even load factor	65,0%	62,3%	61,9%	61,1%	62,1%
Yield (basado en RTKs -US¢) / Yield (based on RTKs -US¢)	59,76	66,59	68,93	77,64	66,30
Ingresos operacionales / ATK (US¢) / Operating revenue per ATK (US¢)[3]	40,80	45,45	47,72	54,11	45,05
Costos operacionales / ATK (US¢) / Operating cost per ATK (US¢)[4]	38,83	41,52	42,66	47,40	41,20
Precio promedio combustible (USD/galón) / Average fuel price (USD/gallon)	1,90	2,09	2,29	3,12	2,12
Número de aviones / Number of aircraft	72	80	83	90	96
Pasajeros / Passenger					
Pasajeros transportados (miles) / Passengers boarded (thousands)	7.966,9	8.881,3	11.091,3	13.239,9	15.404,3
ASKs (millones / millions)	23.687,3	26.400,0	31.556,1	35.176,2	38.777,1
RPKs (millones / millions)	17.490,8	19.495,5	24.001,2	26.951,6	29.830,1
Factor de ocupación (basado en ASKs) / Passenger load factor (based on ASKs)	73,8%	73,8%	76,1%	76,6%	76,9%
Yield (basado en RPKs -US¢) / Yield (based on RPKs -US¢)	8,35	9,30	9,15	10,47	8,80
Ingreso por ASK (US¢) / Revenue per ASK (US¢)	6,17	6,87	6,96	8,02	6,77
Carga / Cargo					
Toneladas transportadas (miles) / Tons carried (thousands)	529,0	564,1	604,3	661,4	649,2
ATKs (millones / millions)	3.213,8	3.399,1	3.632,8	4.080,3	3.835,0
RTKs (millones / millions)	2.392,3	2.579,2	2.702,3	2.906,7	2.623,3
Factor de ocupación (basado en ATKs) / Cargo load factor (based on ATKs)	74,4%	75,9%	74,4%	71,2%	68,4%
Yield (basado en RTKs -US¢) / Yield (based on RTKs -US¢)	38,06	41,59	42,72	45,39	34,14
Ingreso por ATK (US¢) / Revenue per ATK (US¢)	28,33	31,56	31,77	32,34	23,35

1 Utilidad antes de intereses, impuestos, depreciación, amortizacion y arriendo de aviones / Earnings before interest, taxes, depreciation, amortization and aircraft rentals
2 Utilidad antes de intereses, impuestos, depreciación y amortizacion / Earnings before interest, taxes, depreciation,and amortization
3 (Ingresos de Pasajeros y Carga)/ ATK Sistema / (Passenger and Cargo Revenues)/ System ATK
4 (Costos Operacionales + Costos Financieros Netos - Otros Ingresos / ATK Sistema/ (Operating Expenses + Net Interest Expenses - Other Revenues)/ System ATK
* 2008 y 2009 de acuerdo a Normas Internacionales de Información Financiera, años anteriores bajo Principios Contables Generalmente Aceptados en Chile - 2008 and 2009 under International Financial Reporting Standards, previous years under Generally Accepted Accounting Principles in Chile
Nota: Ver Glosario para definiciones - See Glossary for definitions





Jorge Awad M.
Presidente | Chairman

Carta del Presidente

Letter from the Chairman of the Board

> En este período, además, logramos un avance significativo en nuestro proceso de penetración de mercados, con el lanzamiento de una nueva filial carguera en Colombia y el inicio de la operación doméstica de carga en Brasil.

During this period, we also achieved significant progress in our process of market penetration, with the launch of a new cargo subsidiary in Colombia and the start of domestic cargo operations in Brazil.

Estimados Accionistas

El año 2009 fue extremadamente complejo para la industria aérea, como consecuencia de la crisis que azotó los mercados financieros alrededor del mundo y la desaceleración económica global. Sin duda, en este periodo la industria experimentó una de las crisis más severas de su historia, ya que la recesión internacional y el aumento del desempleo provocaron un descenso sin precedentes en la demanda, tanto en pasajeros como en carga. De hecho, la Asociación Internacional de Transporte Aéreo –IATA- estimó las pérdidas en torno a los US$ 9.400 millones para la industria aérea a nivel mundial.

En este complejo escenario, LAN enfrentó además el impacto de la gripe A H1N1 en el tráfico de pasajeros, como también – en el negocio de carga - una caída en las exportaciones de salmón desde Chile debido al virus ISA. Sin embargo, la Compañía fue capaz de crecer y seguir creando valor para sus accionistas, demostrando su extraordinaria capacidad para sortear con éxito las dificultades y mantenerse como una de las aerolíneas más rentables y eficientes de la industria. En este período LAN reportó una utilidad neta de US$231 millones, lo que constituye un logro significativo, pues valida el éxito de nuestro modelo de negocios, centrado en la combinación de los negocios de pasajeros y de carga en conjunto con la continua expansión regional.

Esto nos permitió culminar el periodo en que celebramos los 80 años de existencia de LAN con dos importantes noticias. En primer lugar, con enorme orgullo puedo informar que al cierre del ejercicio la Compañía se encontraba entre las diez aerolíneas con mayor capitalización bursátil a nivel mundial, con un valor en bolsa que alcanzó los US$ 5.698 millones a diciembre de 2009. Por otra parte, LAN mantuvo en este período su clasificación crediticia con Grado de Inversión (BBB), siendo una de las pocas aerolíneas del mundo que logró mantener ese estatus. Esto nos asegura un amplio acceso a financiamiento a tasas competitivas, lo que nos deja en una sólida

10,7%

> El tráfico de pasajeros creció 10,7%, con más de 15 millones de pasajeros transportados, impulsado principalmente por la continua expansión de los mercados domésticos de Chile, Perú y Argentina, como también el inicio de operaciones dentro de Ecuador en el mes de abril.

Passenger traffic increased by 10.7%, with the Company carrying over 15 million passengers, due principally to the sustained expansion of its domestic markets in Chile, Peru and Argentina and to the start of domestic operations in Ecuador in April.

posición para seguir avanzando en nuestro plan de inversión y crecimiento futuro, aprovechando oportunidades e implementando iniciativas orientadas a potenciar los atributos que nos diferencian.

El crecimiento experimentado por LAN en el tráfico de pasajeros durante el año 2009 confirma su sólido posicionamiento en las rutas que sirve. El tráfico de pasajeros creció 10,7%, con más de 15 millones de pasajeros transportados, impulsado principalmente por la continua expansión de los mercados domésticos de Chile, Perú y Argentina, como también el inicio de operaciones dentro de Ecuador en el mes de abril. Tenemos la certeza de que la opción que tomamos hace algunos años de invertir en aviones nuevos y en el producto que ofrecemos a nuestros pasajeros fue la correcta. La renovación de nuestra flota nos ha permitido aumentar la utilización diaria de las aeronaves, reducir costos operacionales y ofrecer tarifas competitivas a los clientes, permitiendo que cada

Dear Shareholders

The crisis that engulfed world financial markets and the resulting economic deceleration made 2009 an extremely complex year for the airline industry. It suffered what was without doubt one of the worst crises of its history, with the international recession and the increase in unemployment causing an unprecedented drop in demand in both the passenger and cargo markets. Indeed, the International Air Transport Association (IATA) estimates the airline industry's losses at some US$9.4 billion worldwide.

In this complex scenario, LAN also faced the impact of AH1N1 influenza on passenger traffic and, in the cargo business, a drop in Chile's exports of salmon due to the ISA virus. However, the Company was able to grow and continue to create value for its shareholders, demonstrating its extraordinary ability to respond successfully to difficulties and maintain its position as one of the industry's most profitable and efficient airlines. In 2009, the Company reported a net profit of US$231 million, a significant achievement that confirms the success of our business model, based on the combination of our passenger and cargo businesses together with sustained regional expansion.

This allowed us to celebrate the eightieth anniversary of LAN's foundation with two important items of news. Firstly, I am extremely proud to announce that LAN closed the year as one of the ten airlines in the world with the highest market capitalization, with a stock market value of US$5,698 million in December 2009. Secondly, LAN maintained its investment-grade credit rating (BBB) in 2009 and was, in fact, one of the few airlines

> Dentro de este plan de flota destaca el reciente anuncio de la incorporación de los nuevos aviones Boeing 787 a partir del primer semestre de 2011, convirtiéndonos en la primera aerolínea del hemisferio occidental en recibir este modelo que revolucionará la industria aérea al incorporar tecnología de última generación e innovadores avances tecnológicos en la cabina.

This fleet plan includes the recent announcement of the incorporation of the new Boeing 787s as from the first half of 2011. LAN will be the first airline in the Western Hemisphere to take delivery of this model whose latest-generation technology and cabin innovations represent a revolution in the airline industry.

vez más personas utilicen el avión como medio de transporte.

El sostenido aumento en el tráfico de pasajeros en un periodo en que la demanda a nivel mundial se vio afectada por la crisis económica internacional, se logró gracias a que fuimos creativos y flexibles con nuestros clientes, ofreciendo interesantes promociones que nos permitieron mantener altos factores de ocupación –cercanos al 77%- en nuestros vuelos. Debido a nuestro enfoque centrado en brindar la mejor experiencia de viaje, nos hemos preocupado de incrementar en forma constante la red de destinos, de tal forma de ofrecer la más amplia conectividad dentro de Sudamérica y desde la región hacia el resto del mundo. En este sentido destaco particularmente la apertura de dos nuevas rutas regionales - Lima-Cartagena y Lima-Cali-, y el incremento de frecuencias en diversas rutas clave al interior de la región, así como en los vuelos de Lima a Madrid.

En cuanto al negocio de carga, este se vio severamente golpeado por la crisis internacional, agravado por una importante baja en las exportaciones de salmón desde Chile como consecuencia del virus ISA. Esta situación se tradujo en una caída de 9,7% en el tráfico de LAN Cargo, en línea con la contracción de 10,1% del tráfico de carga aérea a nivel mundial. Esto generó un impacto no menor en nuestros resultados, considerando que el negocio de carga representa 24,5% de los ingresos de la Compañía.

Para hacer frente a la realidad de los tráficos LAN Cargo ajustó rápidamente su capacidad, incorporando a su vez las aeronaves más eficientes y modernas del mundo en su tipo. Se trata de dos nuevos Boeing 777F que sitúan a LAN Cargo como la primera aerolínea de la región que opera estos cargueros de última generación. En este período, además, logramos un avance significativo en nuestro proceso de penetración de mercados, con el lanzamiento de una nueva filial carguera en Colombia y el inicio de la operación doméstica de carga en Brasil. Ambas iniciativas representan un hito para LAN Cargo, pues le permitirán consolidar su red en la región, ofreciendo más y mejores alternativas de conexión a los clientes, con los más elevados estándares de confiabilidad, puntualidad y eficiencia. Pese a los efectos negativos que provocó la contracción económica mundial, es un gran orgullo constatar que LAN Cargo continúa operando de manera exitosa el negocio de carga, lo que constituye una prueba contundente de la eficiencia del modelo de negocios.

En el largo plazo, tenemos aprobado planes de inversión por US$2.830 millones entre 2010 y 2013 para la incorporación de nuevos aviones de corto y largo alcance, con lo cual estaremos operando una moderna flota compuesta por más de 130 aviones, y ofreciendo el mejor producto en la región en términos de seguridad, eficiencia y cuidado del medio ambiente. Dentro de este plan de flota destaca el reciente anuncio de la incorporación

de los nuevos aviones Boeing 787 a partir del primer semestre de 2011, convirtiéndonos en la primera aerolínea del hemisferio occidental en recibir este modelo que revolucionará la industria aérea al incorporar tecnología de última generación e innovadores avances tecnológicos en la cabina.

Estas nuevas adquisiciones nos permitirán abrir nuevos destinos y potenciar el servicio de LAN en las distintas operaciones que actualmente cubre, además de seguir mejorando la eficiencia de nuestra operación. El haber continuado con nuestro plan de inversiones para potenciar nuestras ventajas competitivas nos deja en una inmejorable posición para seguir creciendo y agregando valor a la Compañía en los próximos años. En LAN sabemos que las cosas se hacen con una visión de largo plazo y lo importante es estar preparados y mirar hacia adelante.

Es así como continuamos trabajando para construir una aerolínea admirada y reputada en el mundo entero. De ello dan cuenta los numerosos reconocimientos que ha recibido la Compañía en los últimos años. El 2009 no fue la excepción, destacando entre estos premios el otorgado por OAG, Official Airline Guide, la guía líder a nivel mundial en información de viajes aéreos, que por tercer año consecutivo distinguió a LAN como la mejor aerolínea de Centro, Sudamérica y el Caribe. Asimismo, LAN fue nuevamente elegida como la mejor compañía de Sudamérica de acuerdo al estudio realizado por la prestigiosa empresa in the world to retain this status. This ensures us ample access to financing at competitive rates and puts us in a solid position to continue implementing our investment plan for the Company's future growth, taking advantage of opportunities as they occur and developing initiatives to strengthen the Company's distinguishing attributes.

LAN's growth in passenger traffic during 2009 confirms the solid position the Company has achieved on the routes it serves. Passenger traffic increased by 10.7%, with the Company carrying over 15 million passengers, due principally to the sustained expansion of its domestic markets in Chile, Peru and Argentina and to the start of domestic operations in Ecuador in April. We are certain that the decision we took some years ago to invest in new aircraft and in the product we offer our passengers was the right one. The renewal of our fleet has allowed us to increase daily utilization of our planes, reduce operating costs and offer clients competitive fares with the result that ever more people use air travel as a means of transport.

The sustained increase in our passenger traffic at a time when demand around the world was affected by the international economic crisis was possible thanks to our creativity and flexibility, offering clients attractive special offers that allowed us to maintain high load factors - around 77% - on our flights. In line with an approach that focuses on providing the best travel experience, we have consistently sought to expand our network of destinations so as to offer the greatest connectivity within South America and from the region to the rest of the world. In this context, I would like to draw particular attention to the opening of two new regional routes - Lima-Cartagena and Lima-Cali - and the increase in flights on a number of key routes within the region as well as between Lima and Madrid.

The cargo business was severely impacted by the international crisis which was, moreover, aggravated by an important drop in salmon exports from Chile as a consequence of an outbreak of the ISA virus. This led to a 9.7% drop in LAN's cargo traffic in line with the 10.1% contraction of air cargo traffic around the world. This had a significant impact on our results, given that cargo represents 24.5% of the Company's total revenues.

In response to this situation, LAN Cargo rapidly adjusted its capacity and, at the same time, incorporated two new Boeing 777Fs, the most efficient and modern planes of their type in the world. LAN Cargo is, moreover, the first airline in the region to operate these latest-generation cargo aircraft. In 2009, we also achieved significant progress in our process of market penetration, with the launch of a new cargo subsidiary in Colombia and the start of domestic cargo operations in Brazil. Both initiatives represented milestones for LAN Cargo, allowing it to consolidate its regional network and to offer more and better connection options to clients, accompanied by

> El haber continuado con nuestro plan de inversiones para potenciar nuestras ventajas competitivas nos deja en una inmejorable posición para seguir creciendo y agregando valor a la Compañía en los próximos años.

By maintaining our investment plan in order to strengthen our competitive advantages, we have placed ourselves on an optimum footing to continue growing and adding value to the Company in the coming years.


LAN-CHILE
LAN

inglesa de estudios de mercado Skytrax. Estos reconocimientos, entre muchos otros, son el mejor estímulo a los esfuerzos que realizamos diariamente para entregar un servicio de excelencia, consistente y diferenciador, con el fin de brindar siempre la mejor experiencia de viaje.

Hacia fines de 2009 la economía mundial comenzó a mostrar señales de recuperación, lo que nos permite mirar el 2010 con renovado optimismo, tanto el negocio de pasajeros como el de carga. Este año la aviación comercial debería tener un periodo pleno de recuperación. Confiamos en que el avance de la economía internacional continuará, con posibles altos y bajos, pero que la tendencia central será el crecimiento. Estamos optimistas, porque lo realizado durante este ejercicio nos deja muy bien preparados para responder de manera efectiva a un alza en la demanda. En el caso de LAN, la expansión provendrá de tres frentes: mayores tráficos, aumento de frecuencias en los destinos donde ya operamos y apertura de nuevos mercados, todo ello unido a la mantención de nuestros atributos diferenciadores en servicio, seguridad y eficiencia.

Sabemos que para tener estos resultados sostenibles en el tiempo se debe contar con equipos humanos comprometidos y del más alto nivel. En este sentido, quiero terminar

the highest standards of reliability, punctuality and efficiency. Despite the negative impact of the international economic contraction, I can report with enormous satisfaction that LAN Cargo continued to operate its cargo business successfully, providing clear proof of the efficiency of its business model.

Looking to the long term, we have approved investment plans worth US$2,830 million between 2010 and 2013 in order to incorporate new short and long-haul planes. We will, as a result, be operating a modern fleet of over 130 aircraft and offering the best product in the region in terms of safety, efficiency and protection of the environment. This fleet plan includes the recent announcement of the incorporation of the new Boeing 787s as from the first half of 2011. LAN will be the first airline in the Western Hemisphere to take delivery of this model whose latest-generation technology and cabin innovations represent a revolution in the airline industry.

These acquisitions will allow us to reach new destinations and boost LAN's existing services while also continuing to increase the efficiency of our operations. By maintaining our investment plan in order to strengthen

estas palabras agradeciendo el gran trabajo realizado por cada uno de los trabajadores, técnicos y profesionales de LAN durante el año, cuyo compromiso con la Compañía ha sido determinante en la construcción de una aerolínea líder en servicio y altamente competitiva. De igual forma, agradecer a cada uno de nuestros accionistas por la confianza que siempre han depositado en nosotros. Todos ellos nos abren un horizonte lleno de esperanzas ya que estamos avanzando por el camino correcto, con el fin de posicionar a LAN entre las diez mejores aerolíneas del mundo.

our competitive advantages, we have placed ourselves on an optimum footing to continue growing and adding value to the Company in the coming years. At LAN, we understand the importance of a long term vision and believe in being prepared and looking ahead.

In other words, we have continued to work to build an airline that is admired and respected throughout the world. This is borne out by the numerous awards that LAN has received in recent years. This year was no exception and, among other awards, we were selected for the third consecutive year as the best airline in Central and South America and the Caribbean by the Official Airline Guide (OAG), the world's leading air travel guide. Similarly, LAN was again chosen as the best Company in South America according to a study carried out by the prestigious UK-based market research company, Skytrax. These and LAN's many other awards are the best possible encouragement for our daily efforts to provide an excellent and consistent service that sets us apart from our competitors and ensures that our customers always have the best travel experience.

Towards the end of 2009, the world economy began to show signs of recovery, allowing us to look to 2010 with renewed optimism as regards both our passenger and cargo businesses. This should be a year ripe in recovery for the commercial aviation industry. We are confident that the international economy will continue to strengthen and, although there may be ups and downs, that the underlying trend will be upwards. We are optimistic because our work in 2009 leaves us very well prepared to respond effectively to an increase in demand. In the case of LAN, growth will come from three sources: higher traffic, an increased number of flights on existing routes and the opening of new markets, all within a framework of the attributes that set us apart in service, safety and efficiency.

We know that, in order to achieve sustainable results over time, we must have top-quality and dedicated people. I would, therefore, like to end these remarks by thanking each and every one of LAN's workers, technicians and professionals for their outstanding work in 2009. Their dedication to the Company has been crucial in the construction of a highly competitive airline that is a leader in service. Similarly, I would like to thank each of our shareholders for the trust they have always placed in us. We can, as a result, look to the future in the full hope that we are advancing along the right road in our bid to consolidate LAN as one of the world's ten best airlines.





Enrique Cueto P.
Vicepresidente Ejecutivo | CEO

Carta del Vicepresidente Ejecutivo

Letter from the Chief Executive Officer

> Servicio, seguridad y eficiencia, sumado a un equipo humano de primer nivel, son los pilares que nos han permitido crecer en forma sostenida con positivos resultados a lo largo del tiempo.

Service, safety and efficiency, together with LAN's top-level people, are the pillars that have, over the years, allowed us to show sustained growth accompanied by positive results.

Estimados Accionistas:

En 2009 LAN cumplió 80 años de existencia al servicio de sus pasajeros y clientes de carga, hito que festejamos con resultados que nos llenan de orgullo, ya que la Compañía fue capaz de continuar avanzando en su proceso de consolidación como una de las aerolíneas líderes de América Latina, pese a las adversas circunstancias en que se desarrolló la operación aérea mundial. Gracias a su sólida estrategia de largo plazo, LAN sorteó con éxito los impactos negativos de la crisis económica internacional, fenómeno que afectó con especial profundidad a la aeronavegación comercial.

Servicio, seguridad y eficiencia, sumado a un equipo humano de primer nivel, son los pilares que nos han permitido crecer en forma sostenida con positivos resultados a lo largo del tiempo. En LAN hemos trabajado con disciplina, ejecutando con rigor las acciones necesarias para brindar a nuestros clientes lo que buscan al momento de elegir una aerolínea, y siempre atentos a las nuevas tendencias en la demanda. Hemos sido persistentes en el objetivo de elevar continuamente la propuesta de valor, de tal forma de avanzar en nuestro proceso de diferenciación y así ganar la preferencia de nuestros clientes en los distintos mercados en que operamos. A esto se suma nuestro compromiso con el medioambiente, en línea con lo cual trabajamos permanentemente para incorporar las mejores prácticas en cuanto a eficiencia y consumo de combustible.

Consistente con lo anterior, durante 2009 continuamos avanzando en nuestro plan de crecimiento y renovación de flota para brindar el mejor servicio a nuestros clientes y asegurar la eficiencia de nuestra operación. Un importante hito en este sentido fue el anuncio en diciembre de 2009 sobre



la adquisición de 30 modernas aeronaves Airbus familia A320 para la operación de rutas regionales y domésticas. Además, LAN ha anunciado que anticipará la incorporación de 10 aeronaves Dreamliner 787-8 a su flota de largo alcance, convirtiéndose en la primera aerolínea del hemisferio occidental en recibir este modelo, considerado como el nuevo avión ecológico al ser el más eficiente del mundo en cuanto a la reducción de los efectos sobre el calentamiento global. Estas órdenes de flota aseguran el crecimiento sostenible de la Compañía preservando el medioambiente e incorporando tecnología de vanguardia en la industria para entregar la mejor experiencia de viaje a nuestros pasajeros.

Estas iniciativas se suman al proceso de renovación de aeronaves que la Compañía inició hace algunos años y que hoy le permite operar una de las flotas más modernas del mundo, integrada por 85 aviones de pasajeros y 11 aeronaves cargueras dedicadas, cuya edad promedio es de aproximadamente 5,6 años. Ello ha implicado una mayor eficiencia y reducción de emisiones de dióxido de carbono

> A esto se suma nuestro compromiso con el medioambiente, en línea con lo cual trabajamos permanentemente para incorporar las mejores prácticas en cuanto a eficiencia y consumo de combustible.

In addition, we are committed to protecting the environment and strive constantly to incorporate best practices as regards efficiency and fuel consumption.

Dear Shareholders:

In 2009, LAN completed 80 years at the service of its passengers and cargo clients, an anniversary we celebrated by delivering results that fill us with pride. Despite the adverse circumstances faced by the airline industry around the world, LAN was able to continue advancing in its process of consolidation as one of Latin American's leading airlines. Thanks to its solid long-term strategy, the Company successfully addressed the negative effects of the international economic crisis, which were particularly severe for the commercial aviation industry.

Service, safety and efficiency, together with LAN's top-level people, are the pillars that have, over the years, allowed us to show sustained growth accompanied by positive results. At LAN, we have worked with discipline, striving rigorously to offer our clients what they seek when choosing an airline and keeping abreast of new trends in demand. We have been persistent in pursuit of our objective of constantly adding value in order to advance in our process of differentiation and, thereby establish LAN as the preferred airline of the markets in which we operate. In addition, we are committed to protecting the environment and strive constantly to incorporate best practices as regards efficiency and fuel consumption.

In 2009, in line with these objectives, we continued to move forward with our plan for growth and the renewal of our fleet so

> En LAN sabemos que la tecnología y la innovación son esenciales para lograr una operación eficiente y amigable con el medioambiente, y es por ello que en este período continuamos trabajando para estar a la vanguardia en ambos aspectos.

At LAN, we know that technology and innovation are crucial in order to achieve efficient and environmentally-friendly operations and, in 2009, continued to strive to be at the forefront of these two areas.

(CO_2), importantes logros que van en línea con nuestro compromiso con la preservación del medioambiente.

Al cumplir 80 años de existencia, LAN cubre en forma directa alrededor de 70 destinos en el mundo y cerca de 700 a través de la alianza **one**world. La Compañía se ha posicionado como uno de los principales operadores aéreos de Sudamérica, con más de 15 millones de pasajeros y cerca de 650 mil toneladas de carga transportadas en el último año. Aún más, cada cuatro minutos despega un avión LAN para transportar a sus clientes, brindándoles el mejor servicio y los más elevados estándares de seguridad y puntualidad. LAN opera alrededor de 350 despegues diarios, con un nivel de puntualidad promedio de 91% durante el año 2009.

El continuo fortalecimiento de nuestra red de cobertura ha sido una constante para LAN, en línea con su propósito de ofrecer la mejor conectividad a nuestros pasajeros en la región y desde ésta hacia el resto del mundo. Nuestros esfuerzos en este ámbito se han centrado especialmente en fortalecer el hub regional en Lima, ofreciendo desde esa ciudad una mayor cantidad de vuelos y destinos entre los principales puntos de la región. En este mismo contexto, en abril de 2009 LAN Ecuador dio inicio al servicio doméstico en ese país, contribuyendo a mejorar la conectividad dentro del país y promoviendo así el turismo y el desarrollo económico nacional.

Es así como en un año marcado por la desaceleración económica mundial, fuimos capaces de crecer un 10,7% en el tráfico de pasajeros, gracias a la implementación exitosa de políticas de estímulo a la demanda y tarifas competitivas, lo que nos permitió incorporar a mucha gente que por primera vez viaja en aviones, tanto en los mercados domésticos que servimos en Chile, Perú, Argentina y Ecuador, como en las rutas regionales y de largo alcance.

Adicionalmente, en este período avanzamos en nuestro objetivo de expandir las operaciones de LAN Cargo dentro de la región. Es así como lanzamos una nueva filial carguera en Colombia, el mercado de carga aérea más grande de América Latina en cuanto a exportaciones a Estados Unidos. Además, iniciamos el servicio de transporte de carga en el mercado doméstico de Brasil, con operaciones entre las ciudades de Sao Paulo y Manaos. Ambas iniciativas nos permitirán consolidar la red carguera de la Compañía, ofreciendo a nuestros clientes un producto adecuado a sus necesidades, con los más elevados estándares de confiabilidad, seguridad y eficiencia.

En LAN sabemos que la tecnología y la innovación son esenciales para lograr una



operación eficiente y amigable con el medioambiente, y es por ello que en este período continuamos trabajando para estar a la vanguardia en ambos aspectos. Proyectos que destacan en este contexto son la incorporación de winglets en la flota Boeing 767-300, y la implementación de un nuevo sistema de aproximación aérea denominado Required Navigation Performance (RNP) en los aeropuertos de La Serena, Chile, y Cusco, Perú. Ambas iniciativas buscan mejorar la eficiencia, reduciendo el consumo de combustible y aumentando la puntualidad y confiabilidad de nuestra operación. Durante 2009, la Compañía logró además un importante avance en el aumento de la eficiencia de las áreas operativas al incorporar a estas el sistema de gestión LEAN. Este sistema, reconocido mundialmente como una metodología de excelencia y mejora continua, permite reducir costos y mejorar procesos, minimizando el tiempo en tierra de los aviones y aumentando de manera importante la productividad.

Sabemos que en años difíciles muchas compañías dejan de invertir. En el caso de

as to provide the best service to our clients and ensure the efficiency of our operations. An important milestone on this road was the announcement in December 2009 of the acquisition of 30 modern aircraft of the Airbus A320 family for our regional and domestic routes. LAN has, moreover, announced that it will anticipate the incorporation of ten Dreamliner 787-8 airplanes into its long-haul fleet, making the Company the first in the Western Hemisphere to take delivery of this model. As the world's most efficient aircraft in reducing its impact on global warming, this is considered the new ecological plane. These orders will ensure the Company's sustainable growth whilst also protecting the environment and incorporating technology that is at the forefront of the industry in order to offer the best travel experience to our passengers.

These initiatives follow the fleet renewal process on which LAN embarked some years ago and which, today, means that it operates one of the world's most modern fleets, comprising 85 passenger planes and 11 cargo planes, with an average age of approximately 5.6 years. This has resulted in greater efficiency and a reduction in carbon dioxide (CO_2) emissions, important achievements that reflect our commitment to the conservation of the environment.

Eighty years after its launch, LAN operates its own services to almost 70 destinations around the world and, through the oneworld alliance, close to 700. The Company has positioned itself as one of South America's main airline operators, carrying over 15 million passengers and some 650,000 tonnes of cargo in 2009. One of our planes takes off every four minutes, offering clients the best service and the highest safety and punctuality standards. We operate around 350 flights daily and, in 2009, achieved an average punctuality rate of 91%.

LAN constantly strives to strengthen its network of destinations in line with our aim of offering passengers the best connectivity, both within the region and to the rest of the world. Our efforts in this field have focused particularly on the development of our regional hub in Lima, offering more destinations and flights from this city to the main points in the region. Similarly, in April 2009, LAN Ecuador launched a domestic passenger service, contributing to connectivity within the country and, thereby, promoting tourism and national economic development.

As a result, in a year of international economic deceleration, LAN achieved a 10.7% increase in passenger traffic, thanks to the

LAN hicimos todo lo contrario, y es así como en este período mantuvimos nuestro plan de inversiones con el objetivo de mejorar cada vez más la calidad de servicio y nuestra eficiencia operacional. Más aun, completamos importantes proyectos de infraestructura que nos preparan para afrontar el crecimiento de nuestros negocios y disponer de instalaciones de avanzada tecnología en todos los países donde operamos. Importantes programas de inversión realizados durante 2009 incluyen nuevos talleres y almacenes, además de un nuevo edificio en la Base LAN ubicada en el aeropuerto de Santiago, como también un nuevo hangar y base de mantenimiento en el aeroparque metropolitano Jorge Newbery en Buenos Aires, y la remodelación de la infraestructura de mantenimiento en el aeropuerto de Guayaquil.

Nos enorgullecemos de los logros alcanzados en este período, ya que nuestra decisión fue premiada con la constante preferencia de nuestros clientes en los distintos mercados en que operamos. En un entorno difícil y de elevadas pérdidas para la industria aérea mundial, logramos utilidades netas por US$231 millones y, lo más importante, cimentamos las bases para sostener nuestro crecimiento futuro. Esto, unido a la sana posición financiera de LAN y una estructura de costos competitiva, nos deja en una condición inmejorable para beneficiarnos rápidamente de la recuperación de la industria, cuyas señales ya se empezaron a avizorar hacia fines de 2009.

Sabemos también que estos exitosos resultados no habrían sido posibles sin el esfuerzo y dedicación de las más de 16.800 personas que integran el equipo humano de LAN. Gracias al profesionalismo de nuestra gente pudimos sortear en buena forma los múltiples desafíos y aumentar nuestro potencial. Es por ello que no puedo terminar estas palabras sin antes agradecer el aporte de cada uno de nuestros colaboradores, cuyo compromiso con la Compañía fue determinante en el favorable desempeño logrado durante este ejercicio. De igual manera, quiero agradecer especialmente a nuestros accionistas, cuya confianza en la administración de la empresa nos ha permitido seguir avanzando de manera sólida en nuestro plan de largo plazo, cuyo objetivo no es otro que posicionar a LAN entre las mejores aerolíneas del mundo.

successful implementation of policies to stimulate demand and to its competitive fares. This allowed us to attract many first-time flyers, both in our domestic markets in Chile, Peru, Argentina and Ecuador as well as on regional and long-haul routes.

In 2009, we also advanced in our aim of expanding LAN Cargo regionally. We launched a new cargo subsidiary in Colombia, Latin America's largest market for U.S.-bound air freight, and a domestic cargo service in Brazil with operations between the cities of Sao Paulo and Manaos. These initiatives will serve to consolidate the Company's cargo network, enabling us to offer clients a product that is tailored to their needs, with the highest standards of reliability, safety and efficiency.

At LAN, we know that technology and innovation are crucial in order to achieve efficient and environmentally-friendly operations and, in 2009, continued to strive to be at the forefront of these two areas. Key projects included the installation of winglets on our Boeing 767-300s and the implementation of a new flight approach technology known as Required Navigation Performance (RNP) system at the airports of La Serena in Chile and Cusco in Peru. Both initiatives seek to increase efficiency, reducing fuel consumption and increasing the punctuality and reliability



of our operations. In 2009, LAN also achieved important gains in the efficiency of its operational areas through their incorporation into the LEAN management system. Recognized internationally as a methodology for excellence and continuous improvement, this system permits cost savings and improves processes, minimizing the time that aircraft are on the ground and significantly increasing productivity.

We know that, in difficult years, many companies stop investing. At LAN, we did just the opposite, maintaining our investment plan in a bid to achieve ever higher service standards and operational efficiency. Moreover, we completed important infrastructure projects, preparing us for the future growth of our businesses and to be equipped with advanced-technology installations in all the countries in which we operate. Important investments implemented during 2009 included new workshops and storage areas as well as a new building in the LAN Base at the airport in Santiago, a new hangar and maintenance facilities at the Jorge Newbery airport in Buenos Aires and the remodeling of our maintenance infrastructure at the airport in Guayaquil.

We are proud of our achievements in 2009 because our decision was rewarded by the loyalty of clients in the different markets in which we operate. In a difficult context in which the world's airline industry suffered heavy losses, LAN reported a net profit of US$231 million and, most importantly, strengthened the foundations for sustaining its future growth. Combined with the Company's healthy financial position and competitive cost structure, this puts us on the best possible footing to take early advantage of the industry recovery that began to become apparent towards the end of 2009.

We are also aware that we could not have achieved these successful results without the efforts and dedication of the more than 16,800 people who make up LAN. Thanks to the professionalism of our people, we could effectively address the year's many challenges and increase our potential. For this reason, I cannot conclude these remarks without thanking each and every one of our collaborators for a commitment to the Company that was key for our favorable performance in 2009. I would also particularly like to thank our shareholders. Their confidence in the Company's management has allowed us to continue making solid progress in the implementation of a long-term plan whose core aim is quite simply to position LAN as one of the world's best airlines.

> Gracias al profesionalismo de nuestra gente pudimos sortear en buena forma los múltiples desafíos y aumentar nuestro potencial.

Thanks to the professionalism of our people, we could effectively address the year's many challenges and increase our potential.



01 La Empresa
The Company

Visión Vision

Ser reconocida como una de las 10 mejores aerolíneas del mundo.

To be recognized as one of the world's ten best airlines.

Misión Mission

Transportamos sueños entregando lo mejor de nosotros para lograr la preferencia de los clientes y comunidades; y así construímos una empresa sustentable donde nos encante trabajar.

We transport dreams, giving the best of ourselves to achieve the preference of our customers and communities and thus build a sustainable Company where we love to work.


LAN

LAN busca crear valor para sus clientes, empleados, accionistas y la comunidad regional, logrando la primera preferencia en el transporte aéreo de carga y pasajeros en todas las rutas que opera, liderando el mercado latinoamericano. Para ello se enfoca en mantener altos estándares de seguridad, generando lealtad con sus clientes en cada una de las relaciones y contactos, distinguiéndose por la cordialidad en el servicio, además de buscar crecer en rentabilidad mediante procesos eficientes y motivando a sus colaboradores para lograr excelencia en el servicio y el máximo desarrollo personal.

LAN seeks to create value for its clients, employees, shareholders and the regional community, positioning itself as the preferred airline for the transport of cargo and passengers on all the routes it operates and leading the Latin American market. To this end, it focuses on maintaining high safety standards, generating loyalty in each and every one of its relations and contacts with customers and setting itself apart for the cordiality of its service, while also seeking to increase profitability through efficient processes and by motivating its employees to achieve excellence in the service they provide and their own maximum personal development.

Valores

La Compañía ha buscado promover ciertos atributos por los que quiere que sus colaboradores sean reconocidos:

> Seguridad, valor intransable
> Superación, el ADN de la compañía
> Eficiencia, clave para la sustentabilidad
> Calidez, para afianzar la relación con los clientes y colaboradores.

Values

The Company promotes certain attributes for which it wants its employees to be recognized:

> Safety, a non-negotiable value
> Achievement, our Company's DNA
> Efficiency, the key to sustainability
> Personal warmth, our bond with clients and employees.

> La exitosa integración de sus negocios de carga y pasajeros sumada a su amplia cobertura de destinos, han permitido a LAN generar múltiples oportunidades de desarrollo y crecimiento logrando situarse dentro de las compañías más eficientes del mundo.

The successful integration of the Company's cargo and passenger businesses, together with the large number of destinations it serves, have allowed LAN to generate multiple opportunities for development and growth, positioning the Company as one of the most efficient in the world.



Estrategia y Negocios

Strategy and Business Model

La Compañía ha desarrollado una estrategia de crecimiento basada en la diversificación. LAN desarrolla su negocio sobre la base de un modelo que combina las operaciones de carga y pasajeros, que la dota de gran flexibilidad para adaptarse a las condiciones cambiantes del mercado, al aprovechar las sinergias existentes entre ambos negocios. Este modelo le permite optimizar el rendimiento y la utilización de sus aviones, reportándole grandes ventajas en materia de eficiencia operativa.

En los últimos diez años la Compañía se ha enfocado además en expandir sus operaciones dentro de la región, pasando de ser una compañía netamente chilena, a constituir una red latinoamericana de filiales, disminuyendo su exposición a mercados específicos y aumentando su cobertura y conectividad para los pasajeros. Es así como en la actualidad un 30% de la capacidad de LAN se encuentra distribuida en los cuatro mercados domésticos que opera: Argentina, Chile, Perú y Ecuador, mientras que el resto de la capacidad se encuentra distribuida en un 46% en rutas de largo alcance y en un 24% en rutas regionales.

Dentro del negocio de pasajeros, la Compañía realizó en el año 2007 un cambio revolucionario en sus operaciones de corto alcance, mediante la implementación de un nuevo modelo de negocios, que apunta a estimular la industria en los mercados en

LAN's growth strategy is anchored in diversification and it develops its business on the basis of a model that combines cargo and passenger operations, giving it great flexibility to adapt to changing market conditions by tapping into synergies between these two areas. This model allows the Company to optimize its aircraft performance and utilization, with great benefits in terms of operational efficiency.

Over the past ten years, the Company has also focused on expanding its regional operations, ceasing to be a merely Chilean company and building a network of Latin American subsidiaries that reduces its exposure to individual markets while also increasing its coverage and connectivity for its passengers. Today, 30% of LAN's capacity is distributed across the four domestic markets in which it operates - Argentina, Chile, Peru and Ecuador - while the other 70% is divided between long-haul routes (46%) and regional routes (24%).

In 2007, the Company made a revolutionary change in its short-haul passenger operations when it implemented a new business model seeking to stimulate industry development in the markets where it operates. With low penetration rates, these have great growth potential. Under this model, the Company modified its tariff structure on all its routes in domestic markets, reducing fares by an average 12% and incorporating over one million new passengers in each of its markets. This model also involved the replacement of the Company's short-haul fleet


N418LA

que opera, los cuales tienen bajos índices de penetración y por lo tanto un gran potencial de crecimiento. Es así como la Compañía cambió su estructura tarifaria en todas las rutas que opera dentro de los mercados domésticos reduciendo en promedio un 12% los precios, lo que ha significado la incorporación de más de un millón de nuevos pasajeros en cada uno de sus mercados. Este modelo se ha basado en el reemplazo de la flota de corto alcance por aeronaves Airbus de la familia A320 de última generación, que presentan mayor eficiencia en sus costos de mantenimiento y de operación; así como también en aumentar la penetración de compras a través de LAN.com como canal de venta directa.

La exitosa integración de sus negocios de carga y pasajeros sumada a su amplia cobertura de destinos, además de la operación low cost en los mercados domésticos que opera han permitido a LAN generar múltiples oportunidades de desarrollo y crecimiento, al tiempo que han aportado fuentes diversificadas de ingresos, logrando situarse dentro de las compañías más eficientes del mundo.

En todos estos negocios, LAN se ha enfocado en tres aspectos fundamentales que constituyen los pilares de su gestión: servicio, seguridad y eficiencia. En servicio la Compañía ha trabajado permanentemente para ofrecer un producto de excelencia mundial, privilegiando la puntualidad, la conectividad y brindando la mejor experiencia de viaje. En seguridad, LAN ha incorporado aviones de última generación y opera una de las flotas más modernas del mundo con una edad promedio de 5,6 años. Ello ha generado una mayor eficiencia y reducción de emisiones de CO_2, reflejando así su importante compromiso con el medio ambiente. La eficiencia en todos los procesos productivos y un adecuado control de costos, han permitido a la Compañía entregar el mejor servicio a un precio conveniente, contribuir al desarrollo de la industria en los mercados en los que opera y situarse entre las aerolíneas más eficientes del mundo.

by latest-generation aircraft of the Airbus A320 family, which are more efficient in terms of maintenance and operating costs. In addition, it took measures to boost use of LAN.com as a direct sales channel.

The successful integration of the Company's cargo and passenger businesses, together with the large number of destinations it serves and its low-cost operations in domestic markets, have allowed LAN to generate multiple opportunities for development and growth, diversifying its sources of income and positioning the Company as one of the most efficient in the world.

In all these lines of business, LAN has focused on three key factors that are the pillars of its management: service, safety and efficiency. In service, the Company has worked unflaggingly to provide a world-class product, emphasizing punctuality and connectivity and offering the best travel experience. In safety, the Company has incorporated latest-generation aircraft and operates one of the world's most modern fleets with an average age of 5.6 years. This has meant greater efficiency and a reduction in CO_2 emissions, reflecting the Company's firm commitment to the environment. The efficiency of all its production processes, together with an adequate cost control, has allowed the Company to provide a better service at attractive prices, contributing to the industry's development in the markets in which it operates and positioning LAN as one of the world's most efficient airlines.


LAN
Thank you for flying with us

1.211 accionistas

Al 31 de diciembre del 2009, LAN contaba con un total de 1.211 accionistas en su registro. A esa fecha, un 8,65% de la propiedad de la Compañía se encontraba en la forma de ADRs.

shareholders

As of 31 December 2009, LAN had a total of 1,211 registered shareholders and 8.65% of the Company was held in the form of ADRs.

Gobierno Corporativo

Corporate Governance

El Código de Conducta de LAN tiene por objeto velar por el cumplimiento por parte de todos sus empleados de los más altos estándares éticos, de transparencia y cumplimiento normativo exigido por LAN.

LAN´s Code of Conduct seeks to ensure that all the Company's employees adhere to the highest standards of ethics, transparency and compliance with regulation as required by LAN.

Lan Airlines S.A. ("LAN") es una sociedad anónima abierta inscrita ante la Superintendencia de Valores y Seguros bajo el No. 306, cuyas acciones se cotizan en las bolsas chilenas y en la Bolsa de Valores de Nueva York ("NYSE"), en la forma de *American Depositary Receipts* ("ADRs"). Su negocio principal es el transporte aéreo de pasajeros y carga, tanto en los mercados domésticos de Chile, Perú, Argentina y Ecuador, como en una serie de rutas regionales e internacionales en América, Europa y Oceanía. Estos negocios son desarrollados directamente o a través de sus filiales en distintos países, tales como Lan Perú, Lan Ecuador, Lan Argentina y Lan Cargo.

Las prácticas de Gobierno Corporativo de LAN se rigen por lo dispuesto en la Ley No. 18.045 sobre Mercado de Valores, Ley No. 18.046 sobre Sociedades Anónimas y su Reglamento y por la normativa de la Superintendencia de Valores y las leyes y regulaciones de los Estados Unidos de América y de la Securities and Exchange Commission ("SEC") de dicho país, en lo que corresponde a la emisión de ADRs.

El Directorio de LAN está integrado por nueve miembros titulares que se eligen cada dos años por la Junta Ordinaria de Accionistas. El Directorio se reúne en sesiones ordinarias mensuales y en sesiones extraordinarias, cada vez que las necesidades sociales así lo exijan. De los nueve integrantes del Directorio, tres de ellos forman parte de su Comité de Directores, el cual cumple tanto el rol previsto en la Ley de Sociedades Anónimas, como las funciones del Comité de Auditoría exigido por la Sarbanes Oxley Act de los Estados Unidos de América y la respectiva normativa de la SEC. Éstas incluyen, entre otras, examinar los informes de los auditores externos y los estados financieros, proponer a los auditores externos, examinar los sistemas de remuneraciones y planes de compensación a los ejecutivos principales, examinar los antecedentes relativos a operaciones con partes relacionadas y analizar los informes relacionados con debilidades de control interno. El Comité de Directores está integrado por los señores Jorge Awad Mehech, Ramón Eblen Kadis y José Cox Donoso, quien presidió el Comité hasta el 31 de Diciembre de 2009.

Lan Airlines S.A. ("LAN") is a public Company registered with the Superintendencia de Valores y Seguros (SVS), Chile's stock market regulator, under Inscription N° 306. Its shares trade on the Chilean markets and, as American Depositary Receipts (ADRs), on the New York Stock Exchange (NYSE). The Company's principal business is the air transportation of passengers and cargo in the domestic markets of Chile, Peru, Argentina and Ecuador as well as on a number of regional and international routes in the Americas, Europe and Oceania. The Company offers these services directly or through subsidiaries in different countries such as Lan Peru, Lan Ecuador, Lan Argentina and Lan Cargo.

LAN's corporate governance practices are regulated by Chile's Securities Market Law (No. 18.045) and its Corporations Law (No. 18.046), including the latter's associated norms, as well as by other norms issued by the SVS. In addition, it is subject to U.S. legislation and regulation and norms issued by the Securities and Exchange Commission (SEC) as they apply to ADRs.

LAN's Board of Directors has nine members who are elected every two years by the Annual General Shareholders' Meeting. The Board holds ordinary monthly meetings and extraordinary meetings whenever the Company's affairs so require. Three of the Company's directors form a Directors Committee, which fulfills both the functions required under Chile's Corporations Law and those of the Audit Committee required under the Sarbanes-Oxley Act of the United States and the corresponding SEC norms. The duties of the Committee include, among others, examining the external auditors' reports and financial statements, reviewing the compensation of senior executives and managers, supervising operations with related parties and analyzing reports on weaknesses in internal controls. The current members



De acuerdo a un pacto de accionistas celebrado el año 2004, hasta el año 2009 LAN era controlada en forma conjunta por el grupo Cueto, representado por Costa Verde Aeronáutica S.A. e Inversiones Mineras del Cantábrico S.A., y el grupo Piñera, a través de Axxion S.A. e Inversiones Santa Cecilia S.A.

Al 31 de Diciembre del 2009, LAN contaba con un total de 1.211 accionistas en su registro. A esa fecha, un 8,65% de la propiedad de la Compañía se encontraba en la forma de ADRs.

Principios de un Buen Gobierno Corporativo

El buen Gobierno Corporativo de LAN es el resultado de la interacción de distintas personas y grupos de interés ("stakeholders"). Si bien el cumplimiento de los altos estándares éticos y de cumplimiento normativo fijados por el Directorio de LAN son de responsabilidad de todos nuestros empleados, en un primer nivel los principales responsables de un buen Gobierno Corporativo son el Directorio, el Comité de Directores y los ejecutivos principales de LAN. Conforme lo anterior, LAN tiene un compromiso con la transparencia y el cumplimiento de los estándares éticos y regulatorios fijados por el Directorio al efecto.

Pilares del Gobierno Corporativo de LAN

A fin de asegurar un adecuado Gobierno Corporativo en LAN y sin perjuicio de las responsabilidades del Directorio y del Comité de Directores de la Compañía, su administración ha tomado una serie de medidas, entre las cuales se destacan las siguientes:

1. **Código de Conducta de LAN,** el cual tiene por objeto velar por el cumplimiento por parte de todos sus empleados de los más altos estándares éticos, de transparencia y cumplimiento normativo exigido por LAN en línea con los principales valores de la cultura de la Compañía: seguridad, superación, eficiencia y calidez. Al respecto podemos destacar los siguientes aspectos del Código de Conducta de LAN:

> Comité de administración del código de conducta de LAN, el cual está compuesto por el Vicepresidente de Personas, el Vicepresidente Legal y el Gerente de Relaciones Laborales. Este Comité tiene entre sus responsabilidad velar por que los trabajadores de la Compañía cumplan con los principios y compromisos contemplados en el Código de Conducta LAN.

> Canal de denuncias éticas, por medio del cual los trabajadores pueden plantear sus inquietudes directamente por medio electrónico, en forma reservada y con la seguridad que tales inquietudes serán debidamente tratadas o investigadas, garantizándose que no se adoptará represalias algunas en contra del denunciante.

> Regulación de conflictos de interés, estableciéndose normas precisas sobre relaciones con proveedores.

> Criterios de probidad y confidencialidad, especialmente en lo relativo a uso de bienes y beneficios de LAN, exactitud en los registros contables y financieros de la Compañía y resguardo de la información confidencial a la que acceden los trabajadores en el desempeño de sus funciones.

> Cumplimiento de normativa relativa a información privilegiada, libre competencia y propiedad intelectual, entre otros. Un principio primordial en LAN es competir en forma legal, ética y transparente.

> No discriminación en el trabajo, siendo un principio esencial en LAN el respeto a todos nuestros trabajadores y a la diversidad.

of the Directors Committee are Jorge Awad Mehech, Ramon Eblen Kadis and Jose Cox Donoso, who chaired the Committee until December 31, 2009.

Under the terms of a shareholders' agreement signed in 2004 and in force through to 2009, LAN was jointly controlled by the Cueto group, represented by Costa Verde Aeronáutica S.A. and Inversiones Mineras del Cantábrico S.A., and the Piñera group, through Axxion S.A. and Inversiones Santa Cecilia S.A.

As of 31 December 2009, LAN had a total of 1,211 registered shareholders and 8.65% of the Company was held in the form of ADRs.

Principles of Good Corporate Governance

LAN's good corporate governance is the result of the interaction of different individuals and stakeholders. Although all our employees share responsibility for compliance with the high standards of ethics and adherence to regulation set by the Board of Directors, it is the Board, the Directors Committee and senior executives who are primarily responsible for the Company's good corporate governance. In line with this, LAN is committed to transparency and compliance with the ethical and regulatory standards established for this purpose by the Board of Directors.

Pillars of LAN's Corporate Governance

Notwithstanding the responsibilities of the Company's Board of Directors and its Directors Committee, LAN's management has also taken a number of measures to ensure due corporate governance. These include principally:

1. **LAN Code of Conduct. This seeks to ensure that all the Company's employees adhere to the highest standards of ethics,** transparency and compliance with regulation as required by LAN in accordance with its core values of safety, achievement, efficiency and personal warmth. Key aspects of the LAN Code of Conduct include:

> Code of Conduct Administration Committee.

> LAN tiene un compromiso con la transparencia y el cumplimiento de los estándares éticos y regulatorios fijados por el Directorio.

LAN is committed to transparency and compliance with the ethical and regulatory standards established for this purpose by the Board of Directors.

> **Relación respetuosa y cordial con nuestros clientes y pasajeros,** nuestros clientes merecen lo mejor de los trabajadores de LAN y compartimos con ellos el encanto de volar.

2. **Código de Ética para altos ejecutivos financieros,** con el fin de promover conductas honestas y éticas en la divulgación de información financiera, cumplimiento normativo y ausencia de conflictos de interés.
3. **Manual de Manejo de Información de Interés,** el cual es una exigencia de la Superintendencia de Valores y Seguros, y a partir de la dictación de la Ley No. 20.382 sobre Gobiernos Corporativos, una exigencia de nuestra legislación sobre Mercado de Valores. LAN quiere ir más allá de las normas impuestas por nuestros reguladores, de manera que en este Manual aprobado por el Directorio de la Compañía, se regulan los criterios de divulgación de operaciones con valores emitidos por LAN por parte de sus ejecutivos principales, los períodos de bloqueo voluntarios para la compra y venta de acciones de la Compañía, los mecanismos de difusión continua de información de interés para el mercado y los mecanismos de resguardo de la información confidencial por parte de los empleados y ejecutivos de LAN.
4. **Programa de Cumplimiento Regulatorio,** conforme al cual el Vicepresidente Legal, en coordinación con, y bajo la supervisión del Directorio y su Comité de Directores, vela por el cumplimiento de las leyes y regulaciones que aplican a los negocios y actividades de LAN en los distintos países en que opera.

The responsibilities of this Committee, formed by the Vice-President for Human Resources, the General Counsel and the Manager for Labor Relations, include ensuring that the Company's employees comply with the principles and commitments set out in the LAN Code of Conduct.

> **Ethics line.** This online service provides LAN's employees with a direct and private channel through which to report any ethical concerns in the knowledge that these will be properly processed or investigated without risk of reprisal.

> **Regulation of conflicts of interest.** The Code of Conduct establishes clear norms for relations with suppliers.

> **Probity and confidentiality.** These apply particularly to the use of LAN's goods and benefits, accuracy in the Company's accounting and financial records and protection of confidential information to which employees have access in the course of their work.

> **Compliance with regulation on insider information,** free competition and intellectual property. For LAN, competing in a legal, ethical and transparent way is a paramount principle, calling for adherence to regulation of these and other related issues.

> **Non-discrimination in the workplace.** Respect for all our employees and diversity is a core principle at LAN.

> **Respectful and cordial relations with our clients and passengers.** Our clients deserve the best of LAN's employees and we share with them the joy of flying.

2. **Code of Ethics for Senior Financial Executives.** This Code of Ethics is designed to foster honest and ethical conduct in the disclosure of financial information, compliance with regulation and avoidance of conflicts of interest.
3. **Manual for Management of Market-Sensitive Information.** This document is required by the SVS and, since Law No. 20.382 on Corporate Governance came into force, also by Chilean legislation on securities markets. LAN, however, seeks to go further than these regulatory requirements. As a result, this Manual, approved by the Board of Directors, establishes criteria for the disclosure of personal operations involving the Company's stock by its principal executives, periods of voluntary abstinence from the purchase and sale of Company shares, mechanisms for continuous publication of information of interest to the market and mechanisms for the protection of confidential information by the Company's employees and executives.
4. **Program of Regulatory Compliance.** Under this program, the Company's General Counsel, in coordination with and under the supervision of the Board of Directors and its Directors Committee, ensures compliance with the laws and regulation applicable to LAN's business and activities in the different countries in which it op erates.

Directorio Board of Directors



Jorge Awad Mehech
Presidente / Chairman



Darío Calderón González
Director



José Cox Donoso
Director



Juan José Cueto Plaza
Director



Juan Cueto Sierra
Director



Ramón Eblen Kadis
Director



Bernardo Fontaine Talavera
Director



Ignacio Guerrero Gutiérrez
Director



Andrés Navarro Haeussler
Director

Comité de Directores Directors Commitee

José Cox Donoso	Presidente/Chairman
Jorge Awad Mehech	Director
Ramón Eblen Kadis	Director

Principales Ejecutivos Senior Management

Ejecutivos / Executives	**Posición /** Position
Enrique Cueto Plaza	Vicepresidente Ejecutivo LAN / CEO LAN
Ignacio Cueto Plaza	Gerente General LAN / President and COO LAN
Armando Valdivieso Montes	Gerente General Pasajeros / CEO Passenger
Cristián Ureta Larraín	Gerente General Carga / CEO Cargo
Alejandro de la Fuente Goic	Vicepresidente Finanzas Corporativas / Chief Financial Officer
Roberto Alvo Milosawlewitsch	Vicepresidente Planificación, Gestión & Estudios / Senior Vice President Strategic Planning & Corporate Development
Cristián Toro Cañas	Vicepresidente Legal / General Counsel
Enrique Elsaca Hirmas	Vicepresidente Operaciones y Servicios / Senior Vice President Operations
Emilio del Real Sota	Vicepresidente Personas / Senior Vice President Human Resources
Eduardo Opazo Preller*	Vicepresidente Asuntos Corporativos / Senior Vice President Corporate Affairs

*El Sr. Eduardo Opazo Preller dejó su cargo el 31 de Diciembre de 2009. En su reemplazo, el 15 de marzo de 2010 asumió como nuevo VP de Asuntos Corporativos el Sr. René Muga Escobar.
*Mr. Eduardo Opazo Preller left office on December 31st 2009. In his replacement, on March 15, 2010, Mr. Rene Muga Escobar took over as new Senior VP of Corporate Affairs

12 Principales Accionistas Main Shareholders

Principales Accionistas / Main Shareholders	Acciones al / Shares as of 2009/12/31	% del Total / % of the Total	Acciones al / Shares as of 2008/12/31	% del Total / % of the Total
Costa Verde Aeronautica S.A.	78.575.407	23,2%	400.000	0,1%
Axxion S.A.	64.477.874	19,0%	64.477.874	19,0%
The Bank Of New York Mellon	29.312.325	8,7%	37.239.566	11,0%
Inversiones Santa Cecilia S.A.	24.726.530	7,3%	24.726.530	7,3%
Inversiones Andes S.A.	22.288.695	6,6%	22.288.695	6,6%
Inversiones Mineras Del Cantabrico S.A.	7.824.095	2,3%	8.554.095	2,5%
Larrain Vial S.A. Corredora De Bolsa	7.693.785	2,3%	7.310.904	2,2%
Banchile Corredores De Bolsa S.A.	5.145.766	1,5%	6.030.657	1,8%
Inversiones Alcala S.A.	4.744.677	1,4%	4.744.677	1,4%
Inversiones Los Guindos S.A.	4.744.677	1,4%	4.744.677	1,4%
Banco De Chile Por Cuenta De Terceros	4.681.056	1,4%	7.245.698	2,1%
Kastel S.A.	4.483.407	1,3%	4.483.407	1,3%






LAN
CC-CVA

80 años

En 2009 LAN cumplió 80 años de existencia al servicio de pasajeros y clientes de carga, consolidándose como una de las aerolíneas más exitosas de Latinoamérica.

years

In 2009, LAN celebrated eighty years of service to its passengers and cargo clients, consolidating its position as one of Latin America's most successful airlines.

Historia de la Sociedad

Company History

La historia de LAN Airlines S.A. comienza el 5 de marzo de 1929, fecha en que el Comandante Arturo Merino Benítez creó la "Línea Aérea Nacional de Chile", una empresa estatal destinada a prestar servicios de transporte aéreo de pasajeros, carga y correspondencia.

The history of LAN Airlines S.A. dates back to 5 March 1929 when Commander Arturo Merino Benítez founded "Línea Aérea Nacional de Chile", a state Company, to provide passenger, cargo and postal services.

La historia de LAN Airlines S.A. comienza el 5 de marzo de 1929, fecha en que el Comandante Arturo Merino Benítez creó la "Línea Aérea Nacional de Chile", una empresa estatal destinada a prestar servicios de transporte aéreo de pasajeros, carga y correspondencia. El servicio internacional de la Compañía se inició en 1946, año en que por primera vez voló la ruta Santiago-Buenos Aires. Varios años más tarde, en 1956, inauguró operaciones a Lima y, posteriormente, en 1958, arribó a la ciudad de Miami, Estados Unidos. A partir de 1970 comenzó a ofrecer sus servicios a Europa.



En agosto de 1985, la empresa se transformó en sociedad anónima bajo el nombre de "Línea Aérea Nacional de Chile S.A.", la que por expresa disposición de la Ley N°18.400 pasa a ser la continuadora legal de la empresa pública creada en 1929. LAN Airlines S.A. se rige por las normas aplicables a las sociedades anónimas abiertas, encontrándose inscrita para estos efectos bajo el N° 0306, del 22 de enero de 1987, en el Registro de Valores de la Superintendencia de Valores y Seguros.

Sesenta años después de su creación, en 1989, el Estado de Chile vendió el 51% del capital accionario de la Compañía a inversionistas nacionales y a Scandinavian Airlines System (SAS), dando inicio a la privatización de la aerolínea. Este proceso culminó en 1994, año en que los actuales socios controladores de la Compañía, conjuntamente con otros accionistas principales, adquieren el 98,7% de las acciones de la sociedad, incluyendo aquellas que permanecían en manos del Estado. A partir de entonces LAN dio inicio a un sostenido proceso de expansión e internacionalización de sus operaciones, en el marco de su nueva orientación estratégica dirigida a convertirla en la aerolínea líder de América del Sur en calidad y servicio, y en una de las diez mejores del mundo.

En 1997 la Compañía colocó sus acciones en la Bolsa de Valores de Nueva York, convirtiéndose en la primera aerolínea en

The history of LAN Airlines S.A. dates back to 5 March 1929 when Commander Arturo Merino Benítez founded "Línea Aérea Nacional de Chile", a state Company, to provide passenger, cargo and postal services. In 1946, the Company went on to launch an international service with flights between Santiago and Buenos Aires. These were followed in 1956 by a service to Lima and, in 1958, to Miami. In 1970, the Company also began flying to Europe.

In August 1985, the airline became a public Company under the name "Línea Aérea Nacional de Chile S.A." which, under Law N°18,400 was expressly designated as the legal successor to the original Company created in 1929. LAN Airlines S.A. is subject to the regulation applicable to public companies and is registered with the Superintendencia de Valores y Seguros (SVS), Chile's stock market regulator, under Inscription N° 0306 of 22 January 1987.

In 1989, sixty years after the Company was founded, the state of Chile sold a 51% stake to local investors and Scandinavian Airlines System (SAS). Its privatization was completed in 1994 when the Company's current controllers and other major shareholders acquired 98.7% of its shares, including those that had remained in state hands. This marked the start of a sustained process of expansion and internationalization of the Company's operations under a new strategy designed to transform it into South America's leading airline in quality and service, and one of the ten best in the world.

In 1997, the Company listed on the New York Stock Exchange, becoming the first Latin American airline to trade ADRs on this important financial market and demonstrating its seriousness, prestige and solvency in the eyes of the international financial community. Since



> La Compañía transporta anualmente más de 15 millones de pasajeros y aproximadamente 650 mil toneladas de carga, ofreciendo los más altos estándares de seguridad, servicio, eficiencia y profesionalismo.

Each year, LAN transports over 15 million passengers and some 650 thousands tonnes of cargo, offering the highest standards of safety, service, efficiency and professionalism.

Latinoamérica en transar sus ADR's en esa importante plaza bursátil, lo que demuestra la seriedad, prestigio y solvencia de la Compañía frente a la comunidad financiera internacional. Desde ese año y hasta la actualidad LAN ha sido reafirmada por la clasificadora de riesgo Fitch Ratings como una de las pocas aerolíneas en el mundo que cuentan con una clasificación de riesgo internacional de Investment Grade (BBB en diciembre de 2009), otorgando a LAN mayor flexibilidad y mejor acceso a los mercados de deuda y capitales.

En 1999 la empresa comenzó un importante proceso de expansión internacional, dando un paso decisivo hacia la regionalización de sus operaciones con el lanzamiento de LAN Perú, hito que se vio reforzado posteriormente con la creación de LAN Ecuador en 2003 y de LAN Argentina en 2005.

En el año 2000 la Compañía se integró a **one**world, la alianza de líneas aéreas líder en calidad del mundo, y ese mismo año dio inicio a un ambicioso plan de inversiones para renovar su flota, en línea con su objetivo de operar los aviones más modernos del mercado.

En el año 2004 la empresa concretó el cambio de imagen corporativa, con el fin de potenciar la marca LAN a nivel regional. En la Junta Extraordinaria de LAN Chile S.A., celebrada el 23 de julio de ese año, se acordó cambiar el nombre de la Compañía a "LAN Airlines S.A". La fecha efectiva del cambio de nombre fue el 8 de septiembre de 2004.

El nombre LAN hace referencia hoy al grupo consolidado de empresas que incluyen las aerolíneas de pasajeros LAN Airlines, LAN Express, LAN Perú, LAN Ecuador y LAN Argentina, así como LAN Cargo en el área de carga, con su centro de operaciones en Miami y filiales en Brasil (ABSA), México (MASAIR) y Colombia (Línea Aérea Carguera de Colombia). Estas aerolíneas comparten una misma filosofía y valores comunes, asegurando de esta forma un idéntico estándar de calidad de servicio, seguridad y eficiencia en cada una de ellas.

En 2009 LAN cumplió 80 años de existencia al servicio de pasajeros y clientes de carga, consolidándose como una de las aerolíneas más exitosas de Latinoamérica. Gracias a su enfoque de servicio centrado en el cliente, LAN ha construido en estos años un sólido liderazgo en prácticamente todos los mercados en que opera. La Compañía transporta anualmente más de 15 millones de pasajeros y aproximadamente 650 mil toneladas de carga, ofreciendo los más altos estándares de seguridad, servicio, eficiencia y profesionalismo.

then, Fitch Ratings has consistently ranked LAN as one of the world's few airlines with an investment-grade rating (BBB as of December 2009), giving it greater financing flexibility and better access to debt and equity markets.

In 1999, LAN embarked on an important process of international expansion and, with the launch of LAN Peru, took a decisive step towards the regionalization of its operations. This was followed by the creation of LAN Ecuador in 2003 and LAN Argentina in 2005.

In 2000, LAN joined **one**world, the alliance formed by the world's top-quality airlines, and in that same year also launched an ambitious investment plan to renew its fleet in line with its aim of operating the market's most modern aircraft.

In 2004, the Company changed its corporate image in order to strengthen the LAN brand regionally. At an Extraordinary Shareholders' Meeting of LAN Chile S.A. held on 23 July 2004, it was agreed to rename the Company "LAN Airlines S.A." with effect as from 8 September 2004.

Today, the name "LAN" refers to a consolidated group of companies that includes the passenger carriers LAN Airlines, LAN Express, LAN Peru, LAN Ecuador and LAN Argentina as well as LAN Cargo with its center of operations in Miami and subsidiaries in Brazil (ABSA), Mexico (MASAIR) and Colombia (Línea Aérea Carguera de Colombia). All these airlines share the same philosophy and a common set of values, ensuring identical standards of service, safety and efficiency.

In 2009, LAN celebrated eighty years of service to its passengers and cargo clients, consolidating its position as one of Latin America's most successful airlines. Thanks to its focus on customer service, LAN has over the years established solid leadership in practically all the markets in which it operates. Each year, it transports over 15 million passengers and some 650 thousands tonnes of cargo, offering the highest standards of safety, service, efficiency and professionalism.

Historia de LAN

History of LAN



1929

Primer vuelo.
First flight.

1946

Primer vuelo a Argentina.
First flight to Argentina.

1958

Primer vuelo a Estados Unidos.
First flight to United States.

1994

Adquirida por los actuales accionistas mayoritarios.
Acquired by current majority shareholders.



1997

Listada en la Bolsa de Valores de Nueva York ("LFL").
Listed on New York Stock Exchange ("LFL").

1998

Inicio del programa de renovación de flota de Carga Boeing 767.
Initiation of Boeing 767 freighter fleet replacement program.

2002

Alianza con Qantas.
Alianza con Lufthansa Cargo.
Alliance with Qantas.
Alliance with Lufthansa Cargo.

2003

Lanzamiento LAN Ecuador.
Launch of LAN Ecuador.

2004

Cambio de imagen corporativa: LAN Airlines S.A ("LAN").
Change in corporate image: LAN Airlines S.A. ("LAN").



2005

Lanzamiento LAN Argentina.
Aprobación órdenes de compra por 44 aviones.
Launch of LAN Argentina.
Approval of purchase orders for 44 aircraft.

2006

Lanzamiento nueva clase Premium Business.
Launch of new Premium Business Class.



2007

Lanzamiento Nueva Forma de Viajar.
Aumento de capital por US $320 millones.
Ordenes de compra por 32 Boeing 787 Dreamliners y 4 Boeing 777 cargueros.
Launch of new business model for short haul operations.
Equity offering for US $320 million.
Purchase orders for 32 Boeing 787 Dreamliners and 4 Boeing 777 freighters.



1964
Primeros aviones Jet
First Jet Aircraft.

1970
Primer vuelo a Europa.
First flight to Europe.

1989
Privatización.
Privatization.

1999
Alianza con American Airlines.
Lanzamiento de LAN Perú.
Alliance with American Airlines.
Launch of LAN Perú.

2000
Incorporación a oneworld.
Inicio del programa de renovación de flota de pasajeros Airbus que incluye 27 aviones.
Incorporation into oneworld.
Initiation of Airbus passenger fleet renewal program including 27 aircraft.

2001
Alianza con Iberia.
Inauguración del terminal de carga en Miami.
Alliance with Iberia.
Inauguration of Miami cargo facility.



2008
Término de operación de B737-200 y renovación total flota corto alcance con aviones familia A320.
Alianza comercial con TAM.
Phase out of B737-200 fleet and renovation of short haul fleet with Airbus 320 family
Commercial agreement with TAM.

2009
80 Años de Operaciones de LAN.
Inicio de nueva operación de carga en Colombia y de operación de pasajeros doméstica de LAN Ecuador.
Llegada de dos Boeings 777 cargueros.
Órdenes de compra por 30 Airbus familia A320.

80th Aniversary of LAN's Operation.
Launch of new cargo operation in Colombia and domestic passenger operation of LAN Ecuador.
Delivery of two Boeing 777 freighters.
Purchase orders for 30 Airbus A320 Family aircraft.


ort servic

2.292

Durante 2009, destaca la incorporación de 2.292 personas, número en gran parte sustentado por el fuerte crecimiento de LAN Ecuador desde el inicio de sus operaciones domésticas, así como por el inicio de operaciones de LAN CARGO en Colombia y en el mercado doméstico de Brasil.

In 2009, the Company incorporated 2,292 new employees, due mainly to the strong growth of LAN Ecuador after the start of its domestic operations but also to the launch of LAN Cargo's operations in Colombia and the Brazilian domestic market.

Personas

Persons

02 Personas
Our People

LAN siguió avanzando en sus planes de crecimiento y consolidación en la región, de la mano de un gran equipo de personas que entendió la magnitud de la crisis y trabajó alineado bajo claros pilares de eficiencias, calidad y servicio.

LAN's plans for the Company's growth and consolidation in the region continued to advance, thanks to the support of a great team of people who understood the magnitude of the crisis and worked to implement a clear roadmap for greater efficiency, quality and service.

El principal activo de LAN Airlines son sus personas, quienes cumplen un rol fundamental en su estrategia de crecimiento de largo plazo. Este fue el caso nuevamente durante 2009, año en que enfrentando una importante crisis económica global, las más de 16 mil personas que integran la Compañía demostraron, una vez más, su firme compromiso con los objetivos y valores de la empresa en términos de eficiencia, servicio y seguridad.



En este contexto y pese a este adverso escenario, LAN siguió avanzando en sus planes de crecimiento y consolidación en la región, de la mano de un gran equipo de personas que entendió la magnitud de la crisis y trabajó alineado bajo claros pilares que incentivaban a buscar las mayores eficiencias, manteniendo los altos estándares de calidad y servicio de la Compañía.

Al ser las personas el motor fundamental, la Compañía realizó grandes esfuerzos para mantener su dotación y más aún, fortalecerla en momentos que la industria era azotada por masivos despidos. En este contexto, destaca la incorporación de 2.292 personas, número en gran parte sustentado por el fuerte crecimiento de LAN Ecuador desde el inicio de sus operaciones domésticas, así como por el inicio de operaciones de LAN CARGO en Colombia y en el mercado doméstico de Brasil. Estos hitos significaron un importante trabajo en materia de selección, contratación y capacitación de personas.

Así mismo, durante 2009 la Compañía registró una de las más bajas rotaciones del último tiempo, con un 36% menos de salidas, en relación al promedio de los anteriores cuatro periodos.

Junto con ello, la implementación de una nueva forma de trabajar fue un proyecto fundamental durante 2009. A través de la filosofía LEAN, ya implementada en unidades fundamentales del negocio (Mantenimiento Mayor y Operaciones), se busca alcanzar las

At LAN Airlines, our single most important asset is our people, who play a crucial role in the Company's long-term growth strategy. This was again evident in 2009 when, in the face of an important global economic crisis, LAN's employees - who now number more than 16,000 - once again demonstrated their firm commitment to the Company's goals and values of efficiency, service and safety.

Despite the adverse situation, LAN's plans for the Company's growth and consolidation in the region continued to advance, thanks to the support of a great team of people who understood the magnitude of the crisis and worked to implement a clear roadmap that encouraged a quest for greater efficiency without sacrificing the Company's high standards of quality and service.

Given that people are its main motor, the Company made great efforts to keep on employees and even hired new people at a time when the industry in general was suffering massive layoffs. In 2009, the Company incorporated 2,292 new employees, due mainly to the strong growth of LAN Ecuador after the start of its domestic operations but also to the launch of LAN Cargo's operations in Colombia and in the Brazilian domestic market. These milestones called for an important effort in terms of personnel selection, hiring and training.

In 2009, the Company also recorded one of its lowest turnover rates of recent years, with the number of people leaving the Company dropping by 36% as compared to the average for the previous four years.

A key project in 2009 was the implementation of a new form of working, based on the LEAN philosophy. Already implemented in key business units (Major Maintenance and


LAN

mayores eficiencias manteniendo los altos estándares de calidad y servicio.

En este ámbito, la Compañía ha trabajado fuertemente en la creación y fortalecimiento de un equipo multidisciplinario que lidere la implementación del proyecto, con fuerte foco en la preocupación por las personas a las que impactará esta filosofía. Es así como desde el ámbito de Recursos Humanos se trabaja para alinear a los equipos y generar compromiso con esta nueva forma de hacer las cosas, todo ello, mediante una intensiva capacitación y la inclusión de una Escuela LEAN dentro de la Academia Corporativa, como así también, en la Inducción que reciben los nuevos integrantes de la empresa.

A pesar de la crisis, la Compañía siguió invirtiendo en aquellos proyectos que benefician a las personas. Es así como se trabajó en brindar espacios de trabajo acordes con el futuro crecimiento de ésta y con los altos estándares de calidad y confortabilidad que necesitan cada uno de los equipos.

En este ámbito, destaca el Plan de Infraestructura implementado en la Base LAN en Santiago, el cual contempló la construcción de un nuevo edificio, casino, vestidores, talleres y almacenes. Otra importante obra fue el nuevo hangar de LAN Argentina en Aeroparque y las nuevas oficinas y Base de Mantenimiento en Guayaquil. De este modo -y a través de instalaciones de vanguardia, cálidas, espaciosas, luminosas y con tecnología de punta- la Compañía reafirma el compromiso con sus personas y pone a su disposición las mejores herramientas y un ambiente óptimo para sus diarias labores.

Otro aspecto a destacar durante 2009 fue el importante aumento en la percepción del clima organizacional, con un aumento de 9,1 puntos porcentuales, excelente resultado en un año azotado por la crisis económica. Ello da muestra del gran trabajo realizado a nivel de Recursos Humanos y del éxito de las políticas implementadas en este contexto.

Por otra parte, durante el periodo también se incentivó la participación de los empleados para sumarse como voluntarios al Grupo de Asistencia a Pasajeros y Familiares (APF), grupo de empleados de LAN Airlines y sus filiales, y personal asignado a estas empresas, que están capacitados para apoyar y asistir a las personas afectadas por un accidente aéreo. La buena acogida, comprobó, una vez más, el gran compromiso de las personas con la Compañía y su constante espíritu de superación y servicio. El grupo actualmente cuenta con más de mil voluntarios quienes de manera periódica reciben entrenamiento, en un trabajo conjunto con las áreas de Capacitación y la Dirección Corporativa de Seguridad.

Durante el año, se continuó avanzando en la implementación de una Nueva Estructura organizacional, proyecto que partió en 2008 y que busca asegurar el crecimiento futuro y escalabilidad de la Compañía, a través de cambios en la estructura corporativa, el fortalecimiento de las unidades de negocio y la integración de áreas operacionales y comerciales. Esto, además de la definición de una nueva forma de coordinación y una nueva manera de trabajar al interior de la organización.

El fomento del desarrollo y crecimiento profesional de las personas que trabajan en la Compañía continuó siendo una tarea primordial. Es así como en el año 2009 la Academia Corporativa impartió 505.853 horas de capacitación, con un total de 53.592 participantes y una inver-

Operations), this seeks to achieve efficiency gains while maintaining high standards of quality and service.

Great effort has gone into creating and strengthening the multidisciplinary team that leads the implementation of this project, paying particular attention to the employees who will be affected by this philosophy. Through intensive training and the incorporation of a LEAN School into LAN's Corporate Academy, as well as the induction of new employees, the Company's Human Resources area seeks to align teams and generate commitment to this new way of working.

Despite the crisis, LAN continued to invest in those initiatives that benefit our people. These included initiatives to ensure that workplaces are in line with the Company's growth and offer the high standards of quality and comfort required by each of its teams.

One particularly important initiative was the Infrastructure Plan implemented in the LAN Base in Santiago which involved the construction of a new building, canteen, locker rooms, workshops and storage for spare parts. In addition, LAN Argentina was equipped with a new hangar at the Jorge Newbery airport in Buenos Aires while new offices and maintenance facilities were built in Guayaquil, Ecuador. These vanguard facilities - which are welcoming, spacious, luminous and equipped with the latest technology - reaffirm LAN's commitment to its people and to providing them with the best tools and an optimum environment for their daily work.

In 2009, there was also an important improvement in perceptions of the Company's organizational climate, which showed an increase of 9.1 percentage points. This excellent result in a year overshadowed by the economic crisis reflects the great work of the Company's Human Resources area and the success of the policies implemented in this context.

Employees were also encouraged to join the volunteer Group for Assistance to Passen-

Area	Dic-09	Dic-08
Administración / Administrative	3.106	3.181
Mantenimiento / Maintenance	2.264	2.147
Operaciones / Operations	4.852	4.784
Tripulantes de Cabina / Cabin Crew	2.890	2.587
Tripulantes de Mando / Cockpit Crew	1.380	1.346
Ventas / Sales	2.352	2.276
Total	16.844	16.321

sión de US$15 millones. En total, un 87% de las personas de LAN Airlines fueron capacitadas en distintos ámbitos, tales como seguridad, temas regulatorios, sistemas y procedimientos, servicio al cliente y liderazgo. Con el mismo enfoque, la Academia Corporativa entregó 58 becas de formación para trabajadores en carreras técnicas y profesionales, diplomas y magíster. Como parte de su política de premiar el esfuerzo y dedicación de sus colaboradores, en este período nuevamente se extendió a todo el personal el pago de incentivos asociados al resultado de la empresa y al desempeño individual. Junto con ello, se llevaron adelante programas de reconocimiento en distintas áreas, en que se destacaron a personas y equipos por su compromiso con la Compañía y apego a los valores de LAN Airlines.

Respecto a las relaciones laborales que mantiene LAN Airlines con sus trabajadores, el año 2009 se llevaron a cabo en Chile 11 procesos de negociación colectiva, que abarcaron a 4.727 empleados, tanto de sindicatos como de grupos no sindicalizados. Todos ellos concluyeron exitosamente con la suscripción de contratos y convenios de cuatro años, lo que refleja las buenas relaciones laborales que priman al interior de la organización.

Los avances y logros descritos, junto con el apoyo en tareas de análisis, gestión y comunicación, le permitió a LAN Airlines enfrentar con éxito los desafíos planteados para el ejercicio y sentar las bases para comenzar a trabajar en las metas y objetivos del año 2010, en línea con su propósito de consolidarse entre las diez mejores aerolíneas del mundo.

gers and Family Members (APF), formed by employees of LAN Airlines and its subsidiaries and people assigned to these companies, who are trained to support and assist people affected by an air accident. Response to this call once again demonstrated our people's great commitment to the Company and their unflagging spirit of achievement and service. The group currently comprises over 1,000 volunteers who receive periodic training provided jointly by the Company's Training area and its Corporate Safety Directorate.

In 2009, work continued on the implementation of a new organizational structure, an initiative launched in 2008. Through changes in the Company's structure, the strengthening of business units and the integration of its operational and commercial areas, this seeks to ensure the Company's future growth and capacity to scale up its operations, as well as defining a new form of coordination and way of working within the Company.

Fostering the professional development and growth of our people remains a paramount task for LAN and, in 2009, its Corporate Academy provided 505,853 hours of training to a total of 53,592 participants. This represented an investment of US$15 million and 87% of the employees of LAN Airlines received training in fields such as safety, regulatory issues, systems and procedures, customer service and leadership. In addition, the Corporate Academy awarded 58 scholarships to employees undertaking technical and professional studies, diploma courses and master's degrees. In 2009, as part of its policy of rewarding effort and the dedication of its collaborators, LAN again paid all its employees incentives tied to the Company's results and their individual performance. This was accompanied by recognition programs in different areas of the Company in a sign of appreciation of the commitment to the Company and its values shown by individuals and teams.

In 2009, LAN Airlines completed 11 collective bargaining processes in Chile, involving 4,727 unionized and non-unionized employees. All were concluded successfully with the signing of four-year contracts and agreements in a clear indication of the healthy labor relations prevailing within the Company.

The progress and achievements described above, along with the support received in the tasks of analysis, management and communications, allowed LAN Airlines to successfully meet its challenges in 2009 and to lay the foundations from which to address its aims and objectives for 2010 in line with its core goal of consolidating the Company as one of the world's ten best airlines.



15 millones

La Compañía transportó más de 15 millones de pasajeros, un aumento de 16,3% en relación con el año anterior.

million

The Company carried more than 15 million passengers up by 16.3% on the previous year.

Pasajeros

Passengers